SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 21, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Completion of Tender Offer and Solicitation of Consents

On August 17, 2007, Smurfit Kappa Funding plc, formerly known as JSG Funding plc (the “Company”), completed its cash tender offer and solicitation of related consents relating to all of the Company’s outstanding 9 5/8% Dollar Senior Notes due 2012 (the “Dollar Notes”) and its 10 1/8% Euro Senior Notes due 2012 (the “Euro Notes” and, together with the Dollar Notes, the “Notes”).  On August 17, 2007, the Company issued a notice announcing the results of the tender offer.

A copy of the notice is attached hereto as Exhibit 1.

On August 2, 2007, the Company received valid acceptances in respect of over 66 2/3% of the Dollar Notes outstanding and over 66 2/3% of the Euro Notes outstanding.  As such, the requisite consents were obtained to effect the proposed amendments to the indentures governing the Notes that eliminate substantially all of the restrictive covenants and modify certain of the events of default and other provisions in the indentures (the “Proposed Amendments”).  Accordingly, on August 2, 2007, the Company, Smurfit Kappa Acquisitions and the trustees under the indentures executed and delivered a dollar supplemental indenture and a euro supplemental indenture containing the Proposed Amendments.  On August 17, 2007, the Company accepted for payment $72,059,000 in aggregate principal amount of the Dollar Notes and €29,390,000 in aggregate principal amount of the Euro Notes that were validly tendered and not withdrawn at or prior to the expiration date, and the Proposed Amendments became operative.

A copy of the dollar supplemental indenture is attached hereto as Exhibit 2, and a copy of the euro supplemental indenture is attached hereto as Exhibit 3.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer

LIST OF EXHIBITS

The following exhibits have been filed as part of the Form 6-K:

Exhibit	Description
1	Smurfit Kappa Funding plc notice dated August 17, 2007.
2

Dollar Supplemental Indenture, dated as of August 2, 2007, between Smurfit Kappa Funding plc (formerly known as JSG Funding plc and MDP Acquisitions plc), Smurfit Kappa Acquisitions (formerly known as JSG Acquisitions and MDCP Acquisitions I) and Deutsche Bank Trust Company Americas, as trustee.

3

Euro Supplemental Indenture, dated as of August 2, 2007, between Smurfit Kappa Funding plc (formerly known as JSG Funding plc and MDP Acquisitions plc), Smurfit Kappa Acquisitions (formerly known as JSG Acquisitions and MDCP Acquisitions I) and Deutsche Bank Trust Company Americas, as trustee.